UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ONLINE RESOURCES CORPORATION

(Name of the Company)

Common Stock, $0.0001 par value per share

(Title and Class of Securities)

68273G101

(CUSIP Number)

Dennis P. Byrnes, Esq.

Executive Vice President, Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.

6060 Coventry Drive

Elkhorn, Nebraska 68022

(402) 778-2183

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Robert A. Profusek, Esq.

Jones Day

222 East 41st Street

New York, New York 10017

Telephone: (212) 326-3939

March 8, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON ACI Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,513,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,513,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,513,235*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%*(See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes Shares (as defined below) tendered in the Offer (as defined below) (excluding 607,135 Shares that were tendered pursuant to guaranteed delivery procedures) and includes Shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 34,531,922 Shares outstanding as of March 8, 2013, as stated by Online Resources Corporation to ACI Worldwide, Inc, and after giving effect to the issuance of Shares pursuant to the Top-Up Option.

1	NAME OF REPORTING PERSON Ocelot Acquisition Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,513,235
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 53,513,235
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,513,235*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 90%* (See Items 4 and 5)
14	TYPE OF REPORTING PERSON CO

*	As of the date hereof, includes Shares (as defined below) tendered in the Offer (as defined below) (excluding 607,135 Shares that were tendered pursuant to guaranteed delivery procedures) and includes Shares acquired pursuant to the exercise of the Top-Up Option (as defined below). Percentage ownership is calculated based on 34,531,922 Shares outstanding as of March 8, 2013, as stated by Online Resources Corporation to ACI Worldwide, Inc, and after giving effect to the issuance of Shares pursuant to the Top-Up Option.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on February 5, 2013 (the “Schedule 13D”) by ACI Worldwide, Inc., a Delaware corporation (“ACI”), and Ocelot Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of ACI (“Purchaser”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share,” and collectively, the “Shares”), of Online Resources Corporation, a Delaware corporation (“ORCC”), at a purchase price of $3.85 per Share in cash, without interest, less any applicable withholding taxes (the “Offer Price”), and the subsequent merger (the “Merger”) of Purchaser with and into ORCC upon the terms and subject to the conditions set forth in the Transaction Agreement, dated as of January 30, 2013 (the “Transaction Agreement”), by and among ACI, Purchaser and ORCC.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

Item 4. Purpose of Transaction

Item 5. Interest in Securities of ORCC

Item 6. Contracts, Arrangements, Understandings, or Relationships with respect to Securities of ORCC

Item 4, Item 5(a), (b) and (c) and Item 6 of the Schedule 13D are hereby amended and supplemented by adding the following at the end of each section thereof:

“The Offer expired at 12:00 midnight, New York City time, on Friday, March 8, 2013. According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of the expiration of the Offer, approximately 28,588,101 Shares were validly tendered and not properly withdrawn in the Offer, representing approximately 82.8% of ORCC’s issued and outstanding shares. In addition, approximately 607,135 Shares were delivered through notices of guaranteed delivery. All Shares that were validly tendered and not properly withdrawn in the Offer have been accepted for purchase and payment at the Offer Price by the Purchaser, and all holders of these Shares will be paid promptly in accordance with the terms of the Offer.

On March 11, 2013, Purchaser also exercised its Top-Up Option under the Transaction Agreement to purchase from ORCC 24,925,134 newly issued Shares (the “Top-Up Shares”) at a price per Share equal to the Offer Price, that when added to the number of Shares owned directly or indirectly by ACI and Purchaser at the time of such exercise, equals at least one Share more than 90% of the number of ORCC Shares then outstanding (after giving effect to the issuance of the Top-Up Shares pursuant to the exercise of the Top-Up Option.

Purchaser completed its acquisition of ORCC through the merger of Purchaser with and into ORCC, with ORCC continuing as the surviving corporation in the Merger and becoming a direct wholly-owned subsidiary of ACI, in accordance with the short-form merger provisions of the Delaware General Corporation Law (the “DGCL”). The Merger became effective (the “Effective Time”) on March 11, 2013 at 8:34 a.m., upon the filing by Purchaser of a certificate of merger with the Secretary of State of the State of Delaware. Pursuant to the terms of the Transaction Agreement, at the Effective Time each Share (other than Shares directly owned by ACI or any of its subsidiaries (including Purchaser) or held by ORCC or any of its subsidiaries as treasury shares immediately prior to the Effective Time, which were canceled without the payment of any consideration, and Shares outstanding immediately prior to the Effective Time held by a stockholder who is entitled to demand, and who properly demands, appraisal for such Shares in compliance with Section 262 of the DGCL) were canceled and converted into the right to receive the Offer Price. On March 11, 2013, ORCC notified the NASDAQ Stock Market LLC (“NASDAQ”) of the completion of the Merger and requested that trading of ORCC’s Shares on NASDAQ be suspended. On March 11, 2013, ACI issued a press release announcing the consummation of the Merger.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 12, 2013

ACI WORLDWIDE, INC.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

OCELOT ACQUISITION CORP.

By:	/s/ Dennis P. Byrnes
Name:	Dennis P. Byrnes
Title:	President